Filed by Virgin Media Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a- 6 of the Securities Exchange Act of 1934

Subject Company: Virgin Media Inc.

Commission File No.: 000-50886

Virgin Media : Liberty Global Shareplans Touchpoint page content

This document constitutes part of a prospectus covering securities that have been registered by Virgin Media, Inc. on Form S-8 under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The issuance of rolled over options is made in an offshore transaction to non-U.S. persons pursuant to an exemption from registration and is therefore not registered under the Securities Act, and no hedging transactions involving rolled over options may be conducted unless in compliance with the Securities Act. The shares issued upon exercise of a rolled over option will be registered on Form S-8 by New Liberty following the Merger.

Killik & Co LLP, which is regulated in the United Kingdom by the Financial Conduct Authority, has approved this, as it relates to Sharesave, for the purposes of section 21 of the Financial Services and Markets Act 2000.

Our Shareplans and the Merger

Following our exciting Merger announcement with Liberty Global Inc. there were a lot of questions about what happens to our Shareplans when the deal’s done.

The Merger affects Sharesave and the Partnership Plan in different ways, and if you’re an existing Shareplan member it’s really important that you understand what’s happening as there’s some important decisions to be made.

The Merger will result in Virgin Media and Liberty Global becoming wholly owned subsidiaries of a new parent company. This new company will be called Liberty Global plc (“New Liberty”), and will be registered as a UK public limited company with shares traded on NASDAQ. We’ve set out details of how the Merger works in our definitive joint proxy statement/prospectus which is available online at virginmedia.com/investors — so if you want a closer look, it’s all there.

The Merger has to be approved by shareholders of both Liberty Global and Virgin Media and will only go ahead if this happens and certain other closing conditions are met. We’re expecting shareholder meetings to take place on Tuesday 4 June 2013.

Changes to Sharesave

If the Merger’s approved by the shareholders, if you’re a member you’ll be able to exchange your Virgin Media Option(s) for Option(s) over shares in New Liberty, the new parent company. Your Sharesave will carry on, and you’ll continue saving each month until maturity. Then you’ll have the chance to buy and sell New Liberty shares instead of Virgin Media shares. Alternatively, you can exercise your Virgin Media Option(s) immediately before the Merger completes but using only your savings to date. If your Virgin Media Option(s) have been held for less than 3 years, you’ll also pay income tax on any gains you make. There’s more about this in our Sharesave guide.

If you’re a Sharesave member

Read the Sharesave guide and the other information in your pack when you receive it, and decide what you want to do. You’ll then need to fill out the Sharesave Form(s) of Election and post it to our Sharesave providers (Computershare for a 2013 Option and/or Yorkshire Building Society for 2009/2010/2011 Option(s)) so it arrives no later than Wednesday 22 May 2013.

If you already have Virgin Media shares you’ve kept from recent maturities (2008 and 2009 Sharesave) in a Nominee Account with Killik or another broker, you’ll have the opportunity to vote in the same way as other Virgin Media shareholders. You’ll also receive the same consideration as other Virgin Media shareholders: $17.50 in cash, 0.2582 of a class A New Liberty ordinary share and 0.1928 of a class C New Liberty ordinary share for each Virgin Media share you hold. If this applies to you, you’ll shortly get more details separately from Killik or your broker.

Changes to the Partnership Plan

If you’re a member of the Partnership Plan, you’re a Virgin Media shareholder — so you’ll participate in the Merger in the same way as other Virgin Media shareholders. When the Merger’s completed, you can’t make any further lump sum and/or monthly payments to buy Partnership shares. The good news is that your Partnership Plan Trust will remain in place for at least another 5 years, so you’ll still be able to benefit from income tax and National Insurance contributions savings on the Partnership and any Dividend shares you already hold. There’s more about this in our Partnership Plan guide.

If you’re making monthly contributions, your final shares will be bought in mid-May, using your April monthly contribution. Your final monthly contribution is expected to be deduced on Friday 24 May 2013. If the Merger goes ahead, this contribution will be refunded to you in June 2013.

If you’ve got shares in the Partnership Plan

Read through the Partnership Plan guide. You don’t need to take any action to receive the Merger consideration for your shares. To vote on the Merger, you’ll need to make your decision online by going to www.computershare.com/virginmediavotingfacility (which is separate from to the normal Partnership Plan portal) to complete this voting form by no later than Wednesday 29 May 2013. You’ll need your User ID, which can be found in your Statement that’s included in your pack and a PIN that Computershare will send you by email in early May.

What’s happening next?

If you’re an existing member of Sharesave and/or the Partnership Plan, you’ll be receiving a pack to your home address during w/c Monday 6 May 2013. This pack will explain the choices available to you, your next steps, FAQs and for the Sharesave, your Form(s) of Election.

Please take time to read the information in your pack and please make sure you read the legal stuff too — it’s your money, and it’s important you understand what’s happening. If you’ve got any questions, then contact our Shareplan providers or check out the FAQs on Touchpoint.

You can access most of the contents of the pack below. If you’ve completed any of your forms incorrectly or lost them, you can also print another copy of them off here and post back to the relevant Shareplan providers, whose address is on the Shareplans site on Touchpoint.

<<Sharesave Guide PDF>>

<<YBS form of election PDF >>

<<Computershare form of election PDF >>

<<Partnership plan guide PDF >>

<<FAQs PDF >>

<<Killik Ts&Cs (Sharedealing) PDF >>

<<Killik Ts&Cs (Nominee Accounts) PDF >>

One more thing

And don’t forget, you’ve got until Wednesday 22 May 2013 to return your Form of Election s).

Important Additional Information Regarding the Merger Has Been Filed with the SEC:

Liberty Global Corporation Limited, a company that has been established in connection with the transaction, has filed a registration statement on Form S-4 (Registration No. 333-187100) with the Securities and Exchange Commission (SEC) which the SEC declared effective on May 1, 2013 and which includes a definitive joint proxy statement of Virgin Media and Liberty Global and constitutes a prospectus of Liberty Global Corporation Limited. VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus has been sent to security holders of Virgin Media and Liberty Global seeking their approval of the proposed transaction. Investors may obtain a free copy of the definitive joint proxy statement/prospectus, and other relevant documents filed by Liberty Global Corporation Limited, Liberty Global and Virgin Media with the SEC at the SEC’s web site at http://www.sec.gov. The definitive joint proxy statement, and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www.virginmedia.com) or by directing a request to Virgin Media Inc., 65 Bleecker Street, 6th Floor, New York, New York 10012, Attention: Investor Relations. Copies of documents filed by Liberty Global and/or Liberty Global Corporation Limited with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s web site (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.